CanniMed Signs Letter of Intent with Pharmasave

TSX: ACB TSX: CMED

EDMONTON and SASKATOON, April 4, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and CanniMed Therapeutics Inc. ("CanniMed") (TSX: CMED) announced today that CanniMed has entered into a Letter of Intent to become a preferred supplier of medical cannabis to Pharmasave. A member governed cooperative of more than 650 independently owned community pharmacies across the country, Pharmasave is one of Canada's leading independent community pharmacies.

Subject to changes to regulations that would allow such distribution, CanniMed and Aurora will supply and distribute high-quality medical cannabis, produced at the companies' GMP compliant and GMP certified facilities, through Pharmasave pharmacists across Canada.

Pharmasave recognized some time ago that pharmacists need to be prepared to fulfil their role as medication experts in the area of medical cannabis. As such, for more than a year, Pharmasave has been educating Pharmasave pharmacists to ensure they are prepared to support patients and physicians in medication management. This includes how medical cannabis may affect other medications the patient may take, any health conditions they might have, and insights on how to identify and address mental health and addiction concerns in patients. CanniMed has supported this commitment to understanding medical cannabis with product information, access to medical experts and updates on the latest research and clinical information available. In addition to supplying Pharmasave pharmacists with medical cannabis once permitted, CanniMed and Aurora will continue to provide pharmacists with education related to medical cannabis.

"Canadians trust pharmacists to help guide them to the right information and products to treat their conditions," said Terry Booth, Aurora CEO, "and now Pharmasave joins two other national pharmacy chains in showing their trust in us to provide them with medical cannabis products and education. These supply agreements allow us strong penetration into what is likely to be a sizable portion of the medical cannabis market, and they highlight the strength of our organizations, the scale of our operations and the world-class operational standards that both Aurora and CanniMed practice. We're proud to partner with Pharmasave and expand our ability to help Canadians in need find the relief they are seeking."

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", and a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island. In January 2018, Aurora's 800,000 square foot flagship cultivation facility, Aurora Sky, located at the Edmonton International Airport, was licensed. Once at full capacity, Aurora Sky is expected to produce over 100,000 kg per annum of cannabis. Aurora is completing a fourth facility in Lachute, Quebec utilizing its wholly owned subsidiary Aurora Larssen Projects Inc.

Aurora is close to completion of the acquisition of all the outstanding shares of CanniMed Therapeutics Inc, Canada's most experienced licensed producer of medical cannabis, adding over 20,000 kg per annum in funded capacity, as well as Canada's strongest medical cannabis brand.

Aurora also owns Berlin-based Pedanios, the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union. The Company owns 51% of Aurora Nordic, which will be constructing a 1,000,000 square foot hybrid greenhouse in Odense, Denmark. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens.

Aurora holds a 19.88% ownership interest in Liquor Stores N.A., who intend to develop a cannabis retail network in Western Canada. In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., and has a strategic investment in Hempco Food and Fiber Inc., with options to increase ownership stake to over 50%. Aurora is also the cornerstone investor in two other licensed producers, with a 22.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis, and a 17.62% stake in Canadian producer The Green Organic Dutchman Ltd., with options to increase to majority ownership.

Aurora's Common Shares trade on the TSX under the symbol "ACB".

About CanniMed Therapeutics

CanniMed is a Canadian-based, international plant biopharmaceutical company and a leader in the Canadian medical cannabis industry, with 17 years of pharmaceutical cannabis cultivation experience, state-of-the-art, GMP-compliant production process and world class research and development platforms with a wide range of pharmaceutical-grade cannabis products.

CanniMed, through its subsidiaries, was the first producer to be licensed under the Marihuana for Medical Purposes Regulations, the predecessor to the current Access to Cannabis for Medical Purposes Regulations. It was the sole supplier to Health Canada under the former medical marijuana system for 13 years and has been producing safe and consistent medical cannabis for thousands of Canadian patients, with no incident of product diversion or recalls.

For more information, please visit our websites: www.cannimed.ca

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

AURORA CANNABIS INC.	CanniMed Therapeutics Inc
Terry Booth	André Jérôme
CEO	InterimCEO

SOURCE Aurora Cannabis Inc.

View original content:http://www.newswire.ca/en/releases/archive/April2018/04/c1597.html

%SEDAR: 00025675E

For further information: Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Craig MacPhail, NATIONAL Equicom, +1 416 586-1938,cmacphail@national.ca

CO: Aurora Cannabis Inc.

CNW 07:00e 04-APR-18